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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003017

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46162

RECEIVED FEB 27 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wheeler Securities Inc. / DBA / Investment Post, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Augusta Riverfront Center, One 10th Street, Suite 500
(No. and Street)

Augusta, GA 30901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry S. Wheeler 706-722-2229
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert S. Blad, CPA (Robert S. Blad, P.C.)
(Name — *if individual, state last, first, middle name*)

1832 Independence Square, Suite A, Dunwoody, GA 30338
(Address) (City) (State) (Zip Code)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Barry S. Wheeler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Post, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Title



Notary Public

Notary Public, Richmond County, Georgia
My Commission Expires May 9, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) An Independent Auditor's Report on the Internal Control Structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT POST, INC.

TABLE OF CONTENTS

Robert S. Blad, P.C.

Certified Public Accountant

Member of:
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Investment Post, Inc.
Augusta, Georgia

I have audited the accompanying statements of financial condition of Investment Post, Inc. (formerly Wheeler Securities, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wheeler Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

My audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1,2,3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Robert S Blad, P.C.

February 6, 2002
Dunwoody, Georgia

1832 INDEPENDENCE SQUARE • SUITE A • DUNWOODY, GA 30338 • (770) 512-7600 FAX (770) 512-0507

INVESTMENT POST, INC.

STATEMENTS OF FINANCIAL CONDITION

	As of December 31,	
	2001	2000
ASSETS		
Cash	$ 5,954	$ 1,994
Commissions receivable	3,479	3,090
Other receivables	4,638	5,300
Loans to shareholder	65,069	80,779
Prepaid expense	1,880	1,430
Furniture, vehicle, and equipment, at cost, less accumulated depreciation of $43,115 and $36,545, respectively	20,169	5,372
Deposits - other	2,715	2,715
Deposit with clearing broker-dealer (Note 2)	13,210	11,524
Stock warrants - NASD	3,300	3,300
	$ 120,414	$ 115,504
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 15,833	$ 6,681
Note payable (Note 6)	18,184	-
Total Liabilities	34,017	6,681
COMMITMENTS AND CONTINGENCY (Notes 3 and 5)		
STOCKHOLDERS' EQUITY:		
Common stock, no par-value; shares authorized 1,050,000; (Note 4)	10,500	10,500
Additional paid-in capital	333,500	233,500
Retained Earnings (Deficit)	(257,603)	(135,177)
Total Stockholders' Equity	86,397	108,823
	$ 120,414	$ 115,504

See accompanying notes to financial statements.

INVESTMENT POST, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31,	
	2001	2000
REVENUES:		
Commissions	$ 382,667	$ 404,550
Advisory fee income	45,581	96,615
Interest and dividend income	1,599	1,873
Other income	13,586	15,976
Total Revenues	443,433	519,014
EXPENSES:		
Compensation	429,668	317,320
Clearing charges	19,730	52,224
Fees and registration	9,125	3,920
Office rent (Note 3)	26,573	25,952
Advertising	695	4,164
Professional fees	8,815	5,450
Communications	9,993	19,217
Travel and entertainment	7,987	11,653
Depreciation	6,570	6,857
Bad debt	-	-
Loss on scrapped equipment	-	2,309
Settlement - arbitration (Note 5)	-	52,813
Principal trading losses-net	10,319	-
Other	36,384	29,975
Total Expenses	565,859	531,854
LOSS	$ 122,426	$ 12,840

See accompanying notes to financial statements.

INVESTMENT POST, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Loss	$(122,426)	$ (12,840)
Adjustments to reconcile loss to net cash flows from operating activities:		
Depreciation	6,570	6,857
Loss on scrapped equipment	-	2,309
Changes in assets and liabilities:		
Commissions receivable	(389)	9,097
Other receivables	662	(2,300)
Loans to stockholder	15,710	12,711
Prepaid expenses	(450)	110
Deposit with clearing broker-dealer	(1,686)	(832)
Accounts payable and accrued expenses	9,152	(8,939)
Unearned revenue	-	(1,566)
Net cash flows from operating activities	(92,857)	4,607
CASH FLOWS FROM INVESTING ACTIVITIES:		
Furniture, vehicle, and equipment purchases	(21,367)	(2,362)
Purchase stock warrants - NASD	-	(3,300)
Net cash flows from investing activities	(21,367)	(5,662)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Notes payable-net increase	18,184	-
Capital contribution	100,000	-
Net cash flows from financing activities	118,184	-
INCREASE (DECREASE) IN CASH	3,960	(1,055)
CASH, beginning of year	1,994	3,049
CASH, end of year	$ 5,954	$ 1,994
SUPPLEMENTAL INFORMATION:		
Interest paid	$ 459	$ 185
Income taxes paid	$ -	$ -

See accompanying notes to financial statements.

INVESTMENT POST, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance, December 31, 1999	950,000	$ 10,500	$ 233,500	$(122,337)	$ 121,663
Loss	-	-	-	(12,840)	(12,840)
Balance, December 31, 2000	950,000	10,500	233,500	(135,177)	108,823
Capital contribution	50,000	-	100,000	-	100,000
Loss	-	-	-	(122,426)	(122,426)
Balance, December 31, 2001	1,000,000	$ 10,500	$ 333,500	$(257,603)	$ 86,397

See accompanying notes to financial statements.

INVESTMENT POST, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION

The Company, formed on March 26, 1993, operates as a broker-dealer of general securities. The Company is registered with the Securities and Exchange Commission ("SEC"); the National Association of Securities Dealers, Inc. ("NASD"); and the Florida, Georgia, Texas, South Carolina, and Virginia Securities Commissions. Pursuant to this registration, the Company must maintain a minimum Net Capital, as defined by rule 15c3-1 of the Securities Exchange Act of 1934, of $5,000 and is not authorized to hold securities or funds for customers. The Company operates as an introducing firm and clears all transactions with and for customers on a fully disclosed basis with a clearing member. The clearing member carries all customers' accounts and maintains and preserves all books and records pertaining to these transactions.

INCOME TAXES

The absence of a provision for income taxes is due to the election (Subchapter S) by the corporation, and consent by its stockholders to include taxable income or loss of the corporation in the stockholders' individual tax return. As a result, no federal income tax is imposed on the corporation.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents, excluding amounts subject to the deposit requirements of the clearing broker-dealer.

REVENUE RECOGNITION

Commission income and the related expense are recorded on a trade date basis. Advisory fee income is recognized as the fees are earned.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires reliance on accounting information based on estimates which may or may not come true in the near term.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (Concluded)

OFFICE EQUIPMENT AND DEPRECIATION

Office equipment is recorded at cost. Depreciation is computed over the estimated useful lives (three to seven years) of the assets by the straight line method.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2 - CLEARING BROKER-DEALER AGREEMENT

In 1995, the Company entered into an agreement with Fiserv Correspondence Services, Inc., an independent broker-dealer, to provide clearing and execution services. The agreement requires the Company to maintain a deposit of $10,000. Clearing charges, which vary according to the security type and transaction volume, are withheld from the monthly remittance. Fiserv Correspondence Services, Inc. is responsible for all clearing transactions and maintenance of customer accounts for the Company. During 2001, the Company entered into an agreement with an additional broker-dealer to provide clearing and execution services.

NOTE 3 - COMMITMENTS

The Company leases its office space, copier and automobiles under operating leases. Total lease expense under these agreements was $39,224 and $34,401 in 2001 and 2000, respectively. The following are the minimum rental payments required under these leases:

Year ended December 31,	Office Facility	Copier/ Automobile	Total
2002	$ 25,038	$ 9,308	$ 34,346
2003	25,038	9,308	34,346
2004	25,038	4,060	29,098
2005	6,259	3,011	9,270
2006	-	753	753
Total	$ 81,373	$ 26,440	$107,813

NOTE 4 - INCENTIVE STOCK OPTION PLAN

On May 17, 1996, the Company adopted an Incentive Stock Option Plan. As of December 31, 2001 and 2000, no stock options were outstanding.

NOTE 5 - CONTINGENCIES

As of December 31, 2001, the Company's Net Capital, as defined, was below the required $5,000 minimum. The primary reason for the deficiency relates to the vehicle note payable (see Note 6) and the guarantee on a vehicle note payable (see Note 6) by the Company's major stockholder. As of report date, the Company was in the process of removing the note payable and guarantee from the Company.

NOTE 6 - NOTE PAYABLE

The Company has a note payable secured by a vehicle. The note is payable in monthly payments of $382 including interest at 6.9 percent per annum. The future maturities of the note payable, as of December 31, 2001, are $3,436, $3,680, $3,942, $4,223 and $2,903 for the years ending December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

The Company was a guarantee on a vehicle car note payable by the Company's major stockholder. The balance on this car note was $13,051, as of December 31, 2001.

INVESTMENT POST, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)

December 31, 2001

Total stockholders' equity from the balance sheet		$ 86,397
Less non-allowable assets:		
Other receivables	$ 4,638	
Loans to stockholder	65,069	
Prepaid expenses	1,880	
Furniture and equipment, net	20,169	
Deposits	2,715	
Stock warrants - NASD	3,300	
Total non-allowable assets		(97,771)
Less: Guarantee on personal vehicle note		(13,051)
Net Capital, before haircuts on security position		(24,425)
Less haircuts on security positions:		
Deposit with clearing broker-dealer and money market accounts	270	
Total haircuts		(270)
Net Capital		$ (24,695)

INVESTMENT POST, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to rule a-5(d)(4) of the
Securities Exchange Act of 1934)

December 31, 2001

	Reported In Unaudited Part II A Focus Report	Difference		Reported In Audited Financial Statement
Total stockholders' equity from the balance sheet	$ 100,511	$ (14,114)	(a)	$ 86,397
Less non-allowable assets	(91,243)	(6,528)	(b)	(97,771)
Less guaranteed debt	-	(13,051)	(d)	(13,051)
Less haircuts	(262)	(8)	(c)	(270)
Net Capital	$ 9,006	$ (33,701)		$ (24,695)

Explanation of differences:

(a) Increase in clearing deposit	$ 577
Increase in vehicles and equipment	21,367
Increase in prepaid expense	450
Decrease in receivables	(8,675)
Increase in depreciation	(6,570)
Increase in note payable	(18,184)
Increase in accounts payable and accrued expenses	(3,079)
Net increase in stockholders' equity	$ 14,114
(b) Increase in vehicles and equipment - net of depreciation	(14,797)
Increase in prepaid expense	(450)
Decrease in other receivable	8,719
Net increase in non-allowable assets	$ (6,528)
(c) Miscellaneous	$ (8)
(d) Discovery of guarantee of stockholder's vehicle note payable	$ (13,051)

INVESTMENT POST, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT
(Pursuant to rule 15c3-1 of the Securities Exchange Act of 1934)

December 31, 2001

Aggregate Indebtedness	
Note payable	$ 18,184
Guarantee of note	13,051
Accounts payable and accrued expenses	15,833
Total Aggregate Indebtedness	$ 47,068
Total Aggregate Indebtedness to Net Capital	*
Basic Net Capital Requirement	
Minimum Net Capital requirement	$ (5,000)
Net Capital - SCHEDULE 1	(24,695)
Deficiency in Net Capital	$ (29,695)

* not determinable

INVESTMENT POST, INC.

STATEMENT OF EXEMPTION FROM COMPLIANCE
WITH RULE 15c3-3 AND STATEMENT
OF SUBORDINATED LIABILITIES

December 31, 2001

STATEMENT OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3

The Company is exempt from compliance with rule 15c3-3. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2001.

STATEMENT OF SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of the general creditors as of December 31, 2001.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholders of
Investment Post, Inc.
Augusta, Georgia

In planning and performing my audit of the financial statements and supplemental schedules of Investment Post, Inc., for the year ended December 31, 2001, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives in rule 17a-5(g) in making periodic computations of Aggregate Indebtedness and Net Capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
(CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. However, I noted certain matters, described in the following paragraphs, involving the internal control and its operation that I consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to my attention relating to significant deficiencies in the design or operation of the internal control that, in my judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of the management in the financial statements.

01-01 There is an inherent, inadequate segregation of duties, due to the small nature of the Company.

01-02 The Company failed to maintain required minimum net capital as of December 31, 2001. In connection therewith, the Company did provide prompt notification of the net capital deficiency to the NASD. The deficiency of the net capital occurred due to the discovery of two notes payable related to vehicle lease buyouts. The Company represents that the intention was to place the notes payables in the exclusive name of the Company's major stockholder. The Company is in the process of transferring the notes.

A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are considered to be material weaknesses as defined above. However, of the reportable condition described above, I considered item 01-02 to be a material weakness.

SCHEDULE 5

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
(CONCLUDED)

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objective.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert J Blad, P.C.

February 6, 2002
Dunwoody, Georgia